

February 20, 2009

Mr. Martin Rip
Chief Financial Officer, Corporate Secretary
Canadian Zinc Corporation
Suite 1710, 650 West Georgia Street
P.O. Box 11644
Vancouver, British Columbia
Canada V6B 4N9

> **Re:** **Canadian Zinc Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed April 11, 2008**
> **File No. 000-22216**

Dear Mr. Rip,

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. Please provide a written response to our comments and be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2007

Engineering Comments

General

1. We have reviewed your response to prior comment three. We note that you have not disclosed your assumed metal prices, operating costs and metallurgical recoveries that are necessary for an economic mining operation. As such, it appears that you have quantified mineralization, rather than reserves and the exception to Industry Guide 7 does not apply. Please modify your filing disclosure.

2. We have reviewed your response to prior comment five. We note that you have provided disclaimers addressing this issue in the text of your filing. Please expand your disclosure to explain in greater detail why you appear to have not made progress in advancing the status of your operations. Additionally explain in greater detail whether or not the historical progress of your operations over the

last few years has an impact on your ability to continue to classify your operations as development stage under NI 43-101.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact George K. Schuler, Mining Engineer, at (202) 551 - 3718 with questions about engineering comments or me at (202) 551 - 3683 with any other questions.

Sincerely,
Jill Davis
Branch Chief

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Division of Corporation Finance
Office of Natural Resources
100 F Street, N.E., Mail Stop 7010
Washington, D.C. 20549-7010



FACSIMILE COVER SHEET

DATE: February 20, 2009

TO: Mr. Martin Rip
                               (604) 688 - 2001 (Phone)
                               (604) 688 - 2043 (FAX)

FROM: George K. Schuler
                               (202) 551 - 3718 (Phone)
                               (202) 772 - 9368 (FAX)

COMPANY: Canadian Zinc Corporation

Number of pages including cover sheet: 3